June 1, 2006

Mail Stop 4561

Clark Wilson
Chairman of the Board, President and
Chief Executive Officer
Wilson Holdings, Inc.
2700 Via Fortuna, Suite 400
Austin, TX 78746

> **Re: Wilson Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 2 filed May 22, 2006**
> **Registration No. 333-131486**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Overview, page 3

1.   We refer to your statement that your current activities are "centered on securing and developing approximately $40 million to $50 million in real estate holdings" in certain sections of Texas. It appears, however, that your total assets, including $10 million in cash, are significantly less than $40 - $50 million. Please revise accordingly.

Risk Factors

We require substantial capital to pursue our operating strategy…page 7

2.   Please expand your discussion on the loan commitment received in May 2006 to refinance the notes to briefly describe the terms of that agreement and the anticipated closing date. Please also include this information in MD&A where the refinancing is discussed.

3.   Please quantify your aggregate monthly debt obligations as described under this risk factor and indicate when you must begin making these payments.

We are at risk of loss for loans or advances to our customers, page 9

4.   As requested in previous comment 10, please disclose any limits on your option to offer surety or financing. If none exist, please so state in your disclosure.

We issued 10 million in convertible notes…page 10

5.   We note your response to previous comment 15. Please expand to disclose the range in trading prices for your stock during the period immediately preceding the closing of the convertible note purchase and briefly describe the thinly traded nature of your stock at that time.   Please also discuss these issues with respect to the recent trading price of your stock in your disclosure.

If we are unable to generate sufficient cash…page 11

6.   We note your response to previous comment 16, please expand further to describe how your development activities may be curtailed in the event you generate insufficient cash to meet your development plans. For example, we note on page 17 your disclosure on alternative means to finance property in the event you are unable to close on anticipated funds from loans, such as, forcing a sale at a loss on unfavorable terms.

Management Discussion and Analysis…page 15

7.   It is unclear where you have addressed our previous comment 20. We note that you have deleted the second paragraph relating to homebuilding services, however, there is no definitive statement indicating that you have derived no revenues from your homebuilding services to date.

Contractual Obligations and Commitments, page 23

8.   Please revise the table to include the amounts due on the construction loans as discussed on page 22 or advise us as to why these commitments are not included.

9.   We note your response to comment 23. We are still unclear what consideration you gave to including the $15 million in land purchases, installments and option fees disclosed on page 16.

Certain Relationships and Related Transactions, page 41

10.   In your response to previous comment 29, please tell how you assessed the value of preferred shares issued to Mr. Gorman and Mr. Wilson in exchange for their combined 25.92% interest in the property as compared to the value of the notes payable to SGL in consideration for their 74.08% interest in the property. To the extent that the values assessed to the respective sellers of interest in the property are not comparable, please tell us how the sale of land by Mr. Gorman and Mr. Wilson were completed in an arm's length transaction.

Financial Statements for the years ended December 31, 2005 and 2004 pages F-2 – F-21

Note (9) Indebtedness, pages F-16 – F-18

11.   We note your response to comment 34 and still do not fully understand the basis for your accounting:

*   Please explain how you concluded that each of the contracts is freestanding as opposed to embedded. We do not understand how you utilized EITF 00-19 in making this determination since that guidance is only provided in SFAS 133.

*   We are still unclear how you evaluated each embedded derivative feature within your convertible notes in determining bifurcation was required. First, please explain how you considered the anti-dilution provisions and EITF 05-02 in determining whether the host contract (i.e. the convertible debt) is "conventional." Also, please explain how you evaluated the guidance in paragraphs 12 through 32 of EITF 00-19 for each contract in determining that the contract would be classified as liability if it were freestanding and therefore, meet the definition of a derivative under paragraph 11 of SFAS 133.

- As it relates to the Penalty Warrants, please further explain how you considered the guidance in EITF 00-19 in determining that the warrants should be classified as liabilities. Please also tell us whether these penalty warrants could be cash settled if your shares are never registered.

- Please more clearly explain to us your basis for using the Black-Scholes option pricing model to value each of the derivatives as opposed to a lattice model.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Maulbeck at 202-551-3466 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Ted A. Gilman Esq. (*via facsimile)*